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                                                                       Exhibit G

Conectiv et al., Notice of Proposal to Extend Authorization Period for the Issuance of Securities, Issue Additional Short-Term Debt, Issue Additional Guarantees and Acquire and Finance Utility Property.

         Conectiv, a Delaware corporation and a registered public utility holding company has filed an amendment to the application/declaration under Sections 6, 7, 9, 10, 12 and 32 and Rules 45, 53 and 54 of the Public Utility Holding Company Act of 1935, as amended.

         Conectiv and its utility subsidiaries, Delmarva Power and Light Company ("Delmarva") Atlantic City Electric Company, Conectiv Delmarva Generation, Inc. ("CDG") and Conectiv Atlantic Generation, L.L.C. ("CAG"), and certain direct and indirect nonutility subsidiaries were authorized to issue securities for the period beginning with the effective date of an order issued in such proceeding through March 31, 2002 by Order dated February 26, 1998 (HCAR No. 26833) as supplemented by Orders dated August 21, 1998 (HCAR No. 26907), September 28, 1998 (HCAR No. 26921), October 21, 1998 (HCAR No. 26930), November 13, 1998
(HCAR No. 26941), December 14, 1999 (HCAR No. 27111) and August 17, 2000 (HCAR No. 27213) (the "Financing Orders").

         Conectiv requests that an order be issued that would permit:

- Extension of the Authorization Period for all authorities granted under the previous Financing Orders through September 30, 2003 and amendment of certain authorities as described below.

- An increase in the amount of short-term debt that Conectiv is authorized to have outstanding during the Authorization Period from $1.3 million to $2 billion with Conectiv permitted to issue securities during the Authorization Period so long as common stock equity is at least 20% of consolidated capitalization. Such issuance by Conectiv would be exclusive of any short-term debt issued by Delmarva.

- An increase in the amount of guarantees, letters of credit and other forms of credit support that Conectiv can offer on behalf of the obligations of Subsidiaries from $350 million to $1.5 billion and the addition of the obligations of non-affiliated third-parties to the obligations to be guaranteed.

- The establishment of special purpose subsidiaries of CDG and CAG (the "New Utility Subsidiaries") and the acquisition of utility property by CDG, CAG and the New Utility Subsidiaries in an amount not to exceed $1 billion in aggregate.

- The issuance of up to $1 billion of debt and equity securities in aggregate by CDG, CAG and the New Utility Subsidiaries, the acquisition of such securities by the respective parent, ACE REIT, Inc. ("ACE REIT") or Conectiv Energy Holding Company ("CEH"), the issuance of a like amount of securities by ACE REIT or CEH to Conectiv and participation in the Conectiv System Money Pool by the New Utility Subsidiaries.* Conectiv states that the acquisition of such assets is pursuant to its plan to acquire and develop mid-merit generation facilities to be owned by CDG, CAG or the New Utility Companies, which are public utility companies under the Act.

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* Pursuant to the order of the Commission (HCAR No. 35-27192; 70-9655) (the
"GENCO Order"), CDG is authorized to issue up to $150 million of equity or debt securities and CAG is authorized to issue up to $100 million of equity or debt securities. To consolidate all authorizations related to financing of or by subsidiaries under one file, Conectiv requests that increased authorization be approved in this file and that the CDG and CAG financing portion of the GENCO Order be deemed replaced by the order issued in this file when it is issued.
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         For the Commission, by the Division of Investment Management, pursuant to delegated authority.



                                           Jonathan G. Katz
                                           Secretary